UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c)

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1) *

Nevro Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

64157F 10 3

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64157F 10 3	13 G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS. Aberdare Ventures III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

(1)	This Schedule 13G is filed by Aberdare Ventures III, L.P. (“AV III”), Aberdare Partners III, L.P. (“AP III”), Aberdare GP III, L.L.C. (“Aberdare GP III”), and Paul H. Klingenstein (“Klingenstein,” together with AV III, AP III and Aberdare GP III, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP NO. 64157F 10 3	13 G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS. Aberdare Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP NO. 64157F 10 3	13 G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS. Aberdare GP III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP NO. 64157F 10 3	13 G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS. Paul H. Klingenstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

Introductory Note: This Statement on Schedule 13G is filed on behalf of Aberdare Ventures III, L.P., Aberdare Partners III, L.P., Aberdare GP III, L.L.C. and Paul H. Klingenstein in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Nevro Corp. (the “Issuer”).

Item 1

(a)	Name of Issuer:	Nevro Corp.

(b)	Address of Issuer’s
	Principal Executive Offices:	4040 Campbell Avenue, Menlo Park, California 94025

Item 2

(a)	Name of Person(s) Filing:

Aberdare Ventures III, L.P. (“AV III”)
Aberdare Partners III, L.P. (“AP III”)
Aberdare GP III, L.L.C. (“Aberdare GP III”)
Paul H. Klingenstein (“Klingenstein”)

(b)	Address of Principal Business Office:	c/o Aberdare Ventures
235 Montgomery Street, Suite 1230
San Francisco, California 94104

(c)	Citizenship:

AV III	Delaware
AP III	Delaware
Aberdare GP III	Delaware
Klingenstein	United States of America

(d)	Title of Class of Securities:	Common Stock

(e)	CUSIP Number:	64157F 10 3

Item 3	Not applicable.

Page 6 of 9 Pages

Item 4	Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
AV III	0	0	0	0	0	0	0.0%
AP III	0	0	0	0	0	0	0.0%
Aberdare GP III	0	0	0	0	0	0	0.0%
Klingenstein	0	0	0	0	0	0	0.0%

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2016

/s/ Paul H. Klingenstein
Paul H. Klingenstein

ABERDARE VENTURES III, L.P.
By its General Partner, Aberdare GP III, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

ABERDARE PARTNERS III, L.P.
By its General Partner, Aberdare GP III, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

ABERDARE GP III, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

Exhibit(s):

A - Joint Filing Statement

Page 8 of 9 Pages